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                              [LOGO OF MEDQUIST]




              Largest U.S.-Based Medical Transcription Company
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Forward -Looking Statements
================================================================================


o This presentation contains certain statements by or relating to MedQuist and the transaction with Philips that are neither reported financial results nor other historical information. These statements are forward-looking statements and include statements of market estimates, growth and expansion plans and opportunities, potential revenue and cost synergies, and the benefits of new technologies. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward looking statements. Many of these risks and uncertainties relate to factors that are beyond MedQuist's ability to control or estimate precisely, including, without limitation, future market and economic conditions; the behavior of other market participants; MedQuist's ability to lower telecom costs; MedQuist's ability to achieve anticipated productivity gains; MedQuist's ability to implement and achieve market acceptance of new technology platforms, including speech processing technology; MedQuist's ability to successfully integrate acquired businesses and achieve anticipated synergies; MedQuist's ability to recruit and retain qualified transcriptionists and other employees; the impact of new services or products or the demand for MedQuist's services; and MedQuist's ability to expand its customer base. These and other risk factors are detailed in MedQuist's reports, including its Form 10-K for the year ended December 31, 1999 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. MedQuist does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.



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

Certain Tender Offer Terms
================================================================================


o The tender offer referred to in this presentation for outstanding shares of common stock of MedQuist has not yet commenced, and this presentation is neither an offer to purchase nor a solicitation of an offer to sell securities or any recommendation with respect to the tender offer. The tender offer will be made only through the Offer to Purchase and related Letter of Transmittal. We urge MedQuist shareholders to read the following documents, when they become available, regarding the tender offer because they contain important information: (i) Philips' Tender Offer Statement on Schedule TO, including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery; and (ii) MedQuist's Solicitation/ Recommendation Statement on Schedule 14D-9. These documents will be filed with the Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained free of charge at the SEC's website at www.sec.gov.




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

MedQuist History
================================================================================


o   1970     Company founded as Transcriptions, Ltd.

             In 1970s and 1980s company expands geographically from Philadelphia base to become national competitor.

o   1994     Transcriptions, Ltd. acquired by MedQuist Inc.

             MedQuist divests all other businesses and becomes transcription "pure play". Revenue - $35m. Stock price - $2.50. Market cap - $20m.

o   1996     MedQuist completes secondary stock offering

             Revenue - $60m. Stock price - $5.50. Market cap - $120m

o   1998     MedQuist acquires largest competitor

             Revenue - $271m. stock price - $24.00. Market cap - $850m

o   Pending  Philips offers to acquire 60% stake in MedQuist

             Philips and MedQuist to form technology partnership




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

Rationale for Philips Transaction
================================================================================


o   MedQuist

    -   gains committed technology partner with global resources and world-class
              ---------
        technology

    - plans to leverage Philip's resources and technology to accelerate revenue growth and margin expansion


o   Philips

    -   moves further into healthcare services

    -   gains a significant growth opportunity

    -   leverages speech and digital technology capabilities



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

Transaction Structure
================================================================================


o   Consideration:      $51 cash per share for approximately 23.4 million shares
                        (approx. 60% on a fully-diluted basis)

o   Governance:         6 Philips directors; 2 MedQuist management directors; 3
                        independent directors

o   Management:         sells 37% of shares; locks up balance for 2 years;
                        signs 3 year employment agreements; receives new options struck at $51 and $70


o   Standstill:         may purchase up to 75% of shares at any time; may
                        purchase greater than 75% only if 100% with approval of independent directors; may not sell shares for 1 year;
                        may sell shares after 1 year only if same deal is offered to minority shareholders or company is sold



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

MedQuist Business Model -- Today
================================================================================






                           [CHART OF BUSINESS MODEL]
              [Showing transcription process as it exists today.]







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

Changes to MedQuist Business Model
================================================================================


                                       Today            Tomorrow
                                       -------------------------

o     Voice-Files                      Analog           Digital

o     Voice-File Transfer              Dial-up          Compressed Download

o     Dictation Mode                   Telephone        Wireless Handheld

o     Dictation Capture Platform       Local Office     Regional Data Center

o     Speech Recognition               No               Yes

o     Automated Report Coding          No               Yes

o     Data Mining                      No               Yes

o     ASP Model                        No               Yes






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

MedQuist Leads the Market...
================================================================================


 ...but is still a small fraction of the total market



                                  [PIE CHART]


Rest of Market           $15 - $16 Billion

MEDQ                     = $330M

Next 4                   = $140M

Next 10                  approximately  $75M

Next 1,500               approximately  $455M





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

Barriers to Entry are High
================================================================================



o   Workforce: 8,500 transcriptionists
o   Long term customer base: 750 large health systems and 2,400 billable customers
o   Geographic presence: 68 offices and transcriptionists in all 50 states
o   Successful acquisition track record: 32 completed
o   MedQuist has only experienced executive management team in industry: 150+
                 ----
    combined years in this business
o   Others have tried to enter MedQuist's market....and failed

     - Rodeer
     - Transcend
     - EDix



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

University HealthSystem Consortium Ranks MedQuist #1
================================================================================


                                  [BAR GRAPH]
[Showing University Health System Consortium's Rankings which identify MedQuist as the best of seven transcription services based on the Consortium's point scale.]


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

MedQuist's Blue Chip Client Base
================================================================================


Baptist Healthcare Group                Duke University Medical Center

Beth Israel Medical Center              Emory University Hospital

Brigham & Women's Hospital              Hosp. of the University of Pennsylvania

Buffalo General                         New England Medical Center

Centennial Medical Center               Northwestern Memorial Hospital

Children's Hospital of Los Angeles      Ohio State University Medical Center

Christ Hospital                         Pacific Medical Clinics

CIGNA Health Plan of Arizona            Salt Lake Clinic

Columbia/HCA                            Tampa General Hospital

Columbia-Presbyterian Hospital          Universal Health Systems

Crawford Long Medical Center            Walter Reed Army Medical Center


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

Four Trends Driving Demand
================================================================================

(Consolidation) -- Fewer Independent Hospitals

(Connectivity) -- Records Must Be Networked
                  Electronically

(Cost) -- Outsource Administrative
          Areas

(Compliance) -- Increased Documentation
                Requirements

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

Leverage Relationships with Hospital Clients
================================================================================




                                   [GRAPHIC]
[Showing intention to leverage relationships with hospital clients including expanding from emergency medicine/medical records departments in traditional hospital/outpatient clinics as the "current core market" into other hospital departments (such as radiology, pathology, cardiology and oncology) and into managed care/HMO organizations and physician practice groups.]


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

Track Record of Successful Acquisitions
================================================================================


o   32 Acquisitions Completed To-Date

o   1,500+ Available Acquisition Candidates

o   Typical Multiple 4-5 x Cash Flow

o   Quickly Grow Margins: MRC Pre-Tax Margin was 5.9%

o   Acquisitions Bring Skilled Transcriptionists


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

Consistent Revenue Growth
================================================================================





                                  [BAR GRAPH]
                [Showing revenue growth from 1994 through 1999.]



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Best-in-Class Margins
================================================================================




                                  [BAR GRAPH]
               [Showing Pre-tax margins from 1994 through 1999.]



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

Strong Cash Flow
================================================================================




                                  [BAR GRAPH]
          [Showing cash flow from operations from 1994 through 1999.]


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

Stable Earnings
================================================================================




                                  [BAR GRAPH]
[Showing comparison of actual earnings per share (EPS) against consensus street forecast from 3/1/95 through 3/1/00.]



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

Opportunities for MedQuist and Philips
================================================================================




                                    [CHART]
[Showing opportunities available for MedQuist and Philips to expand and improve transcription services.]



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

Digital Platform
================================================================================


o   360 million long distance minutes annually

     -  Convert from analog dialup to digital download

          o  Analog dialup: 5 minute dictation = 15-20 minute phone call
          o  Digital download: 5 minute dictation = 2-5 minute phone call
          o  180 million minutes x $0.05/minute = $9 million savings

o   Looked at differently:

     -  Telecom cost % of revenue:

          o  MedQuist total - 10.2%; Internet subsidiary - 6.3%
          o  (10.2% - 6.3%) x $350 million = $13.6 million savings


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

Data Centers
================================================================================


o   MedQuist currently has 68 offices in the U.S.

o   MedQuist's office payroll = 12.6% of total revenue

o   Substantial portion of office payroll: dictation capture/routing

o   Replace office-based dictation capture/routing with regional data centers

     -  2-10 headcount reduction per office
     -  Eliminate offices
     -  Standardize platform


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

Speech Recognition
================================================================================


                           Demand Exceeds Capacity!
                           ------------------------

o   Capacity is principal constraint on MedQuist's growth rate

o   Many offices frequently in backlog

o If speech recognition can increase productivity of current transcriptionists...

        o  Immediate incremental revenue opportunity
        o  High profit potential

o If speech recognition can expand workforce to include unskilled typists who understand medical terminology...

        o  Additional revenue and profit opportunity


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

Vertical Integration - Automated Coding
================================================================================


   o   Coding market nearly as large as transcription market

   o   Coding next step in "service chain" after transcription

   o   Automated coding reduces costs, increases compliance

   o   A-Life capable of automated coding


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

Vertical Integration - Data Mining
================================================================================


   o   3 billion lines of transcribed text annually

   o   Benchmarking data to hospitals

   o   Clinical data to pharmaceutical cos, medical device cos, MCO's

   o   A-Life capable of extracting relevant data

   o   Major healthcare information brokers keenly interested


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

Vertical Integration - HIT Interfaces
================================================================================


   o   MedQuist interfaces with nearly all HIT companies

        o  SMS, McKesson/HBOC, IDX, Eclypsis, Cerner

   o   These companies eager to include transcription in their products


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

Ambulatory Market
================================================================================


o   Less than 1% of MedQuist current revenues

o Enormous potential market - Virtually all 700,000 U.S.-based physicians generate clinical notes from their offices

o   Emerging offerings: hand-held wireless devices; ASP model

o Many competitors - WebMD/Healtheon, AllScripts, etc. - eager to partner with MedQuist in pursuing this market



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

Non-U.S. Markets
================================================================================


o   Same size or larger than U.S. market

o   Philips brand image and infrastructure strongly developed

o   Duplicate MedQuist's successful U.S. model

o   Internet makes back office location less crucial


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

MedQuist Summary
================================================================================


o   Leads large and growing market

o   High entry barriers

o   Consistent, recurring revenue growth

o   Best-in-class margins

o   Strong cash flow

o   Additional opportunities

     -  Digital platform / data centers
     -  Speech recognition
     -  Vertical integration
     -  Other markets


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

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